

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 5, 2009

Ian. R. McNeil
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052

**Re: Searchlight Minerals Corp.**
**Amendment No. 6 to Registration Statement on Form S-1**
**Filed February 12, 2009**
**File No. 333-132929**
**Form 10-KSB for the Fiscal Year Ended December 31, 2007**
**File No. 0-30995**

Dear Mr. McNeil:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unless otherwise noted all references to prior comments refer to our letter dated January 23, 2009.

Form S-1 Amendment

Risk Factors, page 4

1.      We note your response to prior comment 4.  We are not making a determination at this time regarding the accuracy of your analysis or conclusions.  We remind you of your representations mentioned at this end of this letter that must accompany your request for acceleration of the effective date of this registration statement.

Our rights under the Searchlight Claims, page 8

2.      We reissue prior comment 5 in part.  Please clarify:

  - whether "the eight locators" were the prior owners who conveyed the claims to you;

  - why you do not know whether there was a discovery made before those locators conveyed the claim;

  - what it means for an association to be "properly assembled" and why the assembly would affect the validity of a claim;

  - why the existence of a "dummy locator" would affect the validity of a claim;

  - why the discoveries on your claims have not "imploded" the claims to 20 acres; and,

  - whether you have adequate discovery under Bureau of Land Managment standards to maintain each claim.

  Also, with a view toward disclosure, explain to us the statutory requirements mentioned at the end of the second paragraph.

Selling Stockholders, page 19

3.      We note your response to prior comment 12.  The exhibits cited appear to be forms of agreement rather than final agreements.  For example, the filed agreements do not identify the subscribers or the number of units subscribed. Please file the final agreements or tell us why you believe the agreements as filed meet the form requirements.

4.     Please expand your response to prior comment 13 to tell us the authority on which the board relied to unilaterally revise the terms of the warrants.  Include in your response a reference to the specific provision of the relevant exhibit that permits the revisions.

Operating Expenses, page 39

5.     Please clarify the nature of the "accounting support services" paid to Cupit, Milligan during the periods presented so that investors can understand why you are paying those amounts in addition to the CFO's salary and why those amounts are not included in the compensation table for your CFO.

Acquisition of Clarksdale Slag Project, page 52

6.     We reissue prior comment 28 in part.  Please tell us which provision of exhibit 10.20 limits the royalty to a 50% interest.

7.     Please update your response to prior comment 29 when you believe that Nanominerals disclosed the transactions mentioned in this section per Section 16 of the Exchange Act. Also, please:

- ask your affiliates related to Nanominerals to tell us what they have done to ensure compliance with Section 16;
- tell us when the shares issued in your Transylvania transaction were reported under Section 16 of the Exchange Act; and
- tell us where you have provided related disclosure required by Regulation S-K Item 405.

8.     With a view toward clarification of your disclosure added in response to prior comment 30, please tell us who were the prior owners that created the slag and how you concluded that they did not possess the expertise or understanding that you have.  In this regard, we note the first full risk factor on page 14.  Also tell us about each of the owners of the slag since it was created and what you know about why their efforts to extract metals from the slag were not pursued.

9.     It is unclear where you responded to the third sentence of prior comment 30, which we reissue.

10.     We note your disclosure on page 56 regarding nine months of delay in response to prior comment 31.  Please show us how that delay is reconcilable to the time line mentioned on pages 39 and 40 of you amendment filed June 15, 2007.

Extraction, page 65

11.     We note your response to prior comment 32.  Please clarify what you mean by "high efficiency."  Also, provide us support for this disclosure.  For example, what have your prior tests shown regarding efficiency?

Management, page 78

12.     We note your response to prior comment 35.  However, if you have never provided disclosure about the management and significant employees of your current business, as would be required if the current business became a reporting company directly rather than through Page Genomics, it is unclear why you do not believe such information need not be provided.  See Rule 408.

Executive Compensation, page 84

Compensation Analysis and Discussion, page 84
Compensation Philosophies and Objectives, page 84

13.     Please revise to discuss how you consider the level of an officer's stock ownership in setting compensation.  You state compensation is "significantly below average" as a result of this policy.  Also, reconcile this with disclosure that you believe your compensation is "approximately in the middle range" of the selected peer group, and provide us a copy of the analysis on which this disclosure is based.

14.     Please disclose the basis for your statement that the level of stock ownership of your executives is high.

15.     We note your risk factor regarding your officers' lack of "formal training in the specific technicalities of mineral exploration."  With a view toward clarified disclosure, please tell us how this factor impacted your compensation policies and levels.

2007 Executive Officer Compensation Components, page 86

16.     Please update your disclosure to address fiscal 2008 compensation components.

17.     Please refer to prior comment 39.  It is unclear where you responded to the fourth bullet point.  Please revise or advise.

18.     Please clarify the extent to which you adjusted compensation from the amounts paid in comparable companies based on subjective factors.  Also discuss why you

made those adjustments.

19. Please discuss why you needed to "realign salaries with market levels." Did market salaries change to the same extent that the committee adjusted executive salaries? Why did this "realignment" result in different changes among your officers?

20. We note you disclosure regarding the increased time commitment of Mr. Williams. Please disclose the portion of his time that he devoted to your company both before and after the increase.

Tax and Accounting Treatment of Compensation, page 88

21. Please revise to clearly explain how the tax issues you present here affect your compensation programs and decisions given your disclosure regarding the types and levels of your executives' compensation.

Certain Relationships and Related Transactions, page 92

22. We note your disclosure in response to prior comment 41 that you do not have policies or procedures for the review, approval or ratification of related-party transactions. Please reconcile with your disclosure on page 99 that transactions with affiliates will be approved by "a majority of our independent, disinterested directors…" You should clarify how these policies and procedures are evidenced and the standards to be applied. Also you should clarify the distinction between what you mean by transactions with "affiliates" and transactions required to be reported under Regulation S-K Item 404(a).

23. Regarding your response to prior comment 42, please provide us a table that clearly shows:

- each promoter and each other person mentioned in Regulation S-K Item 404(c)(2);
- the assets Searchlight Minerals acquired from such person;
- the principle followed in determining the amount at which Searchlight Minerals would acquire the assets from such person or entity;
- the identity of the person making the determination of the amount at which Searchlight Minerals would acquire the assets;
- the relationship of that person to Searchlight Minerals;
- when assets were acquired by the seller, and if this acquisition date was within two years prior to the transfer of the assets to Searchlight Minerals, the cost of those assets to such person; and,
- where you disclosed in this section each of the items addressed in the bullet points above.

Transactions with Nanominerals Corp. and Affiliates, page 94

24.     We note your response to prior comment 48.  It appears from your disclosure that Nanominerals has no employees and the consulting work for you is performed primarily by Dr. Ager.  If Nanominerals has no other significant revenue sources please so disclose.

25.     Please tell us where you summarize Dr. Ager's report regarding gold on the Searchlight property mentioned in the second bullet point on page 96 and why exhibit 23.2 does not address the report.

Security Ownership, page 100

26.     Given that the definition of beneficial ownership in Rule 16a-1(a)(2) differs from the definition under Rule 13d-3 and your disclosure in this table should be determined in accordance with Rule 13d-3, the purpose your reference in footnote 9 to a filing pursuant to Section 16 is unclear.  Therefore, we reissue prior comment 55.

Rule 144, page 103

27.     Please revise the second bullet point to reflect the issue explained in question and answer 133.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Financial Statements, page F-1

28.     Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Note 1. Description Of Business, History And Summary Of Significant Policies

Impairment of long-lived assets, page F-14 and F-56

29.     We note your disclosures on page 32 that you filed an appeal on January 13, 2009 of the BLM's decision regarding the closing of your Notice of Intent and should you be unsuccessful with your appeal to the BLM,  you will prepare and submit a new Plan of Operations taking into account the Desert Tortoise issue and "that the average time frame for approval of a plan of operation by the Las Vegas, Nevada branch office of the BLM since January 1, 2000 has been approximately four

years and five months." Please disclose the impact that these delays have on your assessment of the recoverability of the mineral properties assets related to the Searchlight Gold Project. In addition, disclose the consideration you have given to the requirements of paragraph 8.c. of SFAS 144 in your assessment of the recoverability of these assets.

30.     Please provide an update of the status of the Clarkdale Slag Project in your next amendment and discuss the impact that any delay in the project or change in your original exploration and evaluation plan (or failure to meet your planned milestones) has on the assessment of recoverability of these significant assets.

Note 3. Merger with Transylvania International, Inc., page F-20

31.     We note your response to prior comment 61 in our letter dated January 23, 2008. Please revise to clearly disclose that the property is without known reserves and the proposed program is exploratory in nature in accordance with *Industry Guides* promulgated by the Commission, Guide 7, paragraph (a)(4)(i). Additionally, in accordance with Rule 5-02(17) of Regulation S-X any significant addition to other assets should be explained in a note to the financial statements. In addition, we note your disclosures on page F-22 that you allocated the $130 million purchase price based on the estimated fair values, including independent appraisals and "management's best estimates taking into account all available information at the time." Please disclose the significant estimates and assumptions used to determine the estimated fair values of the assets and liabilities acquired in Note 3 and in critical accounting policies.

Other Expenses, page II-1

32.     Please tell us when you plan to file the amendment with the information required by Item 511 of Regulation S-K.

Signatures

33.     Please do not change the text that the current version of Form S-1 requires on the Signatures page.

Exchange Act Reports

34.     We note your responses to prior comment 68 and your undertakings to amend your reports. Please advise us of the date you intend to file.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 51

35.     We note your response to prior comment 72 in our letter dated January 23, 2009
        that you continue to believe that your disclosure controls and procedures were and
        are effective.  However, we reference your disclosure on page 37 of the Form S-1
        that "Management has identified internal control deficiencies which resulted in
        the material restatements described above, which, in management's judgment,
        represent material weakness in internal control over financial reporting.  The
        control deficiencies generally relate to controls over the accounting and
        disclosure for complex transactions to ensure such transactions are recorded as
        necessary to permit preparation of financial statements and disclosure in
        accordance with generally accepted accounting principles" (emphasis added).
        Given the definition of disclosure controls and procedures in Rule 13a-15(e),
        which indicates that effective controls and procedures ensure that information
        required to be disclosed by the issuer is *recorded*, processed, summarized and
        *reported* within the time periods specified in the Commission's rules and forms,
        please tell us how you are able to conclude that disclosure controls and
        procedures were and are still effective.

Current Report on Form 8-K Amended February 13, 2009

36.     We reissue prior comment 70 because it is unclear how you addressed the concern
        in that comment.  The last sentence of your disclosure in section 5.02 of your
        filing continues to indicate that your description of the amendments does not
        purport to be complete despite the requirement of Item 5.03 of Form 8-K
        requiring disclosure of a description of the provision adopted or changed by
        amendment and, if applicable, the previous provision.


        As appropriate, please amend your registration statement in response to these
comments.  Also, please amend your Form 10-KSB to respond to these comments within
10 business days or tell us when you will provide us a response.  You may wish to
provide us with marked copies of any amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc.     Jeffrey P. Berg
        VIA TELEFAX (310) 820-8859